January 24, 2025

Robert Bitterman
Chief Executive Officer
Phio Pharmaceuticals Corp.
11 Apex Drive, Suite 300A, PMB 2006
Marlborough, Massachusetts 01752

       Re: Phio Pharmaceuticals Corp.
           Registration Statement on Form S-1
           Filed January 21, 2025
           File No. 333-284381
Dear Robert Bitterman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Brown, Esq.